                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G


                            (AMENDMENT NO. ________)*


                                 Coinstar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    19259P300
                        --------------------------------
                                 (CUSIP Number)


                                November 1, 2005
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13G

CUSIP NO. 19259P300                                                  Page 2 of 5

================================================================================
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Levine Investments Limited Partnership
      86-0663042
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

      N/A
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Arizona
--------------------------------------------------------------------------------
                               5   SOLE VOTING POWER

                                   1,907,957 (1)
                             ---------------------------------------------------
         NUMBER OF             6   SHARED VOTING POWER
          SHARES
       BENEFICIALLY                0
         OWNED BY            ---------------------------------------------------
           EACH                7   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                   1,907,957
           WITH              ---------------------------------------------------
                               8   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,907,957
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.9%(2)
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      PN
================================================================================


------------------------
(1) Pursuant to the Voting Agreement, dated November 1, 2005 ("Voting Agreement"), between Levine Investments Limited Partnership ("LILP") and Coinstar, Inc. ("Coinstar"), LILP appointed Coinstar as proxy for LILP to vote the shares owned by LILP. The Voting Agreement was filed as Exhibit
     10.1 to Coinstar's Current Report on Form 8-K filed with the SEC on November 2, 2005.
(2) Based on 27,501,880 shares of Coinstar Common Stock issued and outstanding, which is the sum of (i) 25,593,923 shares outstanding as of October 14, 2005, as reported in Coinstar's Form 10-Q for the quarter ended September 30, 2005, (ii) 1,813,163 shares issued to LILP on November 1, 2005 and
     (iii) 94,794 shares issued to Comerica Bank as Escrow Holder on November 1, 2005 pursuant to the Escrow Agreement, dated November 1, 2005 (the "Escrow Agreement"), among The Amusement Factory, L.L.C., Adventure Vending Inc., LILP and Comerica Bank.

                                  SCHEDULE 13G

CUSIP NO. 19259P300                                                  Page 3 of 5


ITEM 1(A).      NAME OF ISSUER:

        Coinstar, Inc.

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        1800 114th Avenue, S.E.
        Bellevue, WA 98004

ITEM 2(A).      NAME OF PERSON FILING:

        Levine Investments Limited Partnership

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        1702 E. Highland, Suite 310, Phoenix, Arizona 85016

ITEM 2(C).      CITIZENSHIP:

        State of Arizona

ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

        Common Stock, $0.001 par value per share

ITEM 2(E).      CUSIP NUMBER:

        19259P300

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

        N/A

ITEM 4.         OWNERSHIP AS OF NOVEMBER 11, 2005:

                (a)     Amount beneficially owned: 1,907,957

                (b)     Percent of class: 6.9%(3)

                (c)     Number of shares as to which such person has

                        (i)     sole power to vote or direct the vote:
                                1,907,957 (4)

                        (ii)    shared power to vote or direct the vote: 0

                        (iii) sole power to dispose or to direct the disposition of: 1,907,957

                        (iv) shared power to dispose or direct the disposition of: 0


------------------------
(3) Based on 27,501,880 shares of Coinstar Common Stock issued and outstanding, which is the sum of (i) 25,593,923 shares outstanding as of October 14, 2005, as reported in Coinstar's Form 10-Q for the quarter ended September 30, 2005, (ii) 1,813,163 shares issued to LILP on November 1, 2005 and
     (iii) 94,794 shares issued to Comerica Bank as Escrow Holder on November 1, 2005 pursuant to the Escrow Agreement.
(4) Pursuant to the Voting Agreement, LILP appointed Coinstar as proxy for LILP to vote the shares owned by LILP. The Voting Agreement was filed as Exhibit
     10.1 to Coinstar's Current Report on Form 8-K filed with the SEC on November 2, 2005.

                                  SCHEDULE 13G

CUSIP NO. 19259P300                                                  Page 4 of 5


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        N/A

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

        N/A

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

        N/A

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

        N/A

ITEM 10.        CERTIFICATION:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 19259P300                                                  Page 5 of 5


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 11, 2005


                                        LEVINE INVESTMENTS LIMITED PARTNERSHIP


                                        By: /s/  William S. Levine
                                           -------------------------------------
                                                 William S. Levine
                                                 General Partner